SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8A/A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of The Tax-Exempt Fund of America, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name:AMERICAN FUNDS SHORT-TERM TAX-EXEMPT BOND FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 South Hope Street
Los Angeles, CA  90071

Telephone Number (including area code):        213/486-9200

Name and Address of Agent for Service of Process:

Kimberly S. Verdick
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

YES: X *        NO:

*In connection with a reorganization changing domicile from Massachusetts to Delaware, the Registrant, American Funds Short-Term Tax-Exempt Bond Fund, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of The Tax-Exempt Money Fund of America, a Massachusetts business trust, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on August 7, 2009, amending and adopting such Registration Statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended.  The amendment is effective August 7, 2009.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 7th day of August, 2009.

Signature:

AMERICAN FUNDS SHORT-TERM TAX-EXEMPT BOND FUND
(Name of Registrant)

By:__/s/ Kristine M. Nishiyama
Kristine M. Nishiyama, Vice President

Attest: /s/ Kimberly S. Verdick
Kimberly S. Verdick, Secretary